MERITZ & MUENZ LLP

                                COUNSELORS AT LAW

                                2021 O Street, NW
                              Washington, DC 20036
                                    ________

                            Telephone: (202) 728-2909
                            Facsimile: (202) 728-2910
                            E-mail: Lmuenz@meritzmuenzllp.com

                               September 27, 2006

Via Edgar
Ms. Tia Jenkins
United States Securities and Exchange Commission
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
100 "F" Street, N.E.
Washington, DC 20549

RE:  MM(2) GROUP, INC.
     FORM 8-K DATE OCTOBER 19, 2005, AS AMENDED
     FILE NO. 0-50292

Dear Ms. Jenkins:

On behalf of my client, MM(2) Group, Inc. (the "Company"), I would like to advise you that the Company has filed Form 8-K dated October 19, 2005, Amendment No. 4 with Exhibits 99.1 and 99.2, the revised financial statements as promised in my last letter to you dated June 16, 2006, in response to your letter dated April 28, 2006, regarding the filing captioned above. The filed exhibits contained the unaudited financial statements for the period ended September 30, 2005 and the pro forma financial statements for the combined companies as of September 30, 2005.

The Company hereby acknowledges:

1. The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.


                                            Respectfully yours,


                                            Lawrence A. Muenz